Exhibit 99.1

HÖEGH LNG PARTNERS LP

NOTICE OF ANNUAL MEETING OF LIMITED PARTNERS

TO BE HELD ON SEPTEMBER 24, 2014

NOTICE IS HEREBY given that the 2014 Annual Meeting (the “Meeting”) of the limited partners (the “Limited Partners”) of Höegh LNG Partners LP (the “Partnership”) will be held on September 24, 2014, at 2 p.m. UK time, at 5 Young Street, W8 5EH, London, United Kingdom for the following purposes, items 1 through 4 of which are more completely set forth in the accompanying proxy statement:

To consider and vote upon the following proposals:

1.	To elect Andrew Jamieson as a Class I Director of the Partnership whose term will expire at the 2015 Annual Meeting of Limited Partners (“Proposal 1”);

2.	To elect Robert Shaw as a Class II Director of the Partnership whose term will expire at the 2016 Annual Meeting of Limited Partners (“Proposal 2”);

3.	To elect David Spivak as a Class III Director of the Partnership whose term will expire at the 2017 Annual Meeting of Limited Partners (“Proposal 3”);

4.	To elect Morten W. Høegh as a Class IV Director of the Partnership whose term will expire at the 2018 Annual Meeting of Limited Partners (“Proposal 4”); and

5.	To transact other such business as may properly come before the Meeting or any adjournment or postponement thereof.

Adoption of Proposals 1, 2, 3 and 4 each requires the affirmative vote of a plurality of the common units of the Partnership represented at the Meeting.

The Board of Directors of the Partnership (the “Board”) has fixed the close of business on August 29, 2014 as the record date for the determination of the Limited Partners entitled to receive notice and vote at the Meeting or any adjournment or postponement thereof.

Pursuant to the Partnership’s First Amended and Restated Agreement of Limited Partnership dated August 12, 2014, certain holders of the Partnership’s common units may be prohibited from voting a portion of their common units at the Meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR COMMON UNITS BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE

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YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE PROXY CARD THAT YOU HAVE RECEIVED IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By Order of the Board

/s/ Richard Tyrrell
Richard Tyrrell
Chief Executive Officer and Chief Financial Officer

Dated: September 8, 2014

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HÖEGH LNG PARTNERS LP

2 Reid Street, Hamilton, HM 11, Bermuda

PROXY STATEMENT

FOR

ANNUAL MEETING OF LIMITED PARTNERS

TO BE HELD ON SEPTEMBER 24, 2014

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the members of the board of directors (each, a “Director” and collectively, the “Board”) of Höegh LNG Partners LP, a Marshall Islands limited partnership (the “Partnership”), for use at the Partnership’s 2014 Annual Meeting (the “Meeting”) of its limited partners (the “Limited Partners”) to be held at 5 Young Street, W8 5EH, London, United Kingdom, on September 24, 2014 at 2 p.m. UK time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Limited Partners. This Proxy Statement and the accompanying form of proxy are expected to be mailed to Limited Partners entitled to vote at the Meeting on or about September 8, 2014.

VOTING RIGHTS AND OUTSTANDING UNITS

On August 29, 2014 (the “Record Date”), the Partnership had outstanding 13,156,060 common units, representing limited partner interests in the Partnership (the “Common Units”), and 13,156,060 subordinated units, representing limited partner interests in the Partnership. Each Limited Partner of record at the close of business on the Record Date, subject to certain limitations as set forth in the Partnership’s First Amended and Restated Agreement of Limited Partnership dated August 12, 2014 (the “Limited Partnership Agreement”), is entitled to one vote for each Common Unit then held. Limited Partners holding Common Units representing at least 33 1⁄3% of the Common Units outstanding present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Units represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Partnership prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Limited Partners.

Pursuant to the Limited Partnership Agreement, certain holders of the Common Units may be prohibited from voting a portion of their Common Units at the Meeting.

The Common Units are listed on the New York Stock Exchange under the symbol “HMLP.”

REVOCABILITY OF PROXIES

A Limited Partner giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Chief Executive Officer and Chief Financial Officer of the Partnership at the Partnership’s principal executive office, 2 Reid Street, Hamilton, HM 11, Bermuda, a written notice of revocation by a duly executed proxy bearing a later date or by attending the Meeting and voting in person.

PROPOSAL

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PROPOSALS 1, 2, 3 AND 4—ELECTION OF DIRECTORS

In accordance with the Limited Partnership Agreement, the Partnership currently has seven Directors that were appointed by Höegh LNG GP LLC, a Marshall Islands limited liability company and the Partnership’s general partner (the “General Partner”). As provided in the Limited Partnership Agreement, following the Meeting, the Board shall consist of seven Directors, three of whom shall be directors previously appointed by the General Partner (the “Appointed Directors”) and four of whom shall be elected directors (the “Elected Directors”).

The three Appointed Directors consist of Sveinung Støhle, Steffen Føreid and Claibourne Harris. As provided in the Limited Partnership Agreement, the Appointed Directors will serve as directors for terms determined by the General Partner.

The four Elected Directors shall be elected by the holders of the Common Units and will be divided into four classes serving staggered terms. The Board has nominated (i) Andrew Jamieson, a Class I Director, for election as a Director whose term would expire at the 2015 Annual Meeting of Limited Partners, (ii) Robert Shaw, a Class II Director, for election as a Director whose term would expire at the 2016 Annual Meeting of Limited Partners, (iii) David Spivak, a Class III Director, for election as a Director whose term would expire at the 2017 Annual Meeting of Limited Partners, and (iv) Morten W. Høegh, a Class IV Director, for election as a Director whose term would expire at the 2018 Annual Meeting of Limited Partners.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the person named in the enclosed proxy intends to vote the Common Units authorized thereby FOR the election of the following four nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees are unavailable, the person named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

NOMINEES FOR ELECTION TO THE PARTNERSHIP’S BOARD OF DIRECTORS

Information concerning the nominees for election to the Board is set forth below:

Name	Age	Position

Andrew Jamieson	66	Class I Director

Robert Shaw	58	Class II Director

David Spivak	47	Class III Director

Morten W. Høegh	40	Class IV Director

Certain biographical information about the nominees is set forth below.

Andrew Jamieson has served as a director of the Partnership since April 2014 and is a member of the Audit Committee. He has extensive experience in the energy industry, in general, and in liquefied natural gas (“LNG”), in particular. Since 2009, Mr. Jamieson has served as a director of Höegh LNG Holdings Ltd (“Höegh LNG”). From 1974 to 2009, Mr. Jamieson held various positions with Royal Dutch Shell plc in the United Kingdom, the Netherlands, Denmark, Australia and Nigeria. Specifically, from 2005 to 2009, he served as Executive Vice President Gas & Projects and Member of the Gas & Power Executive Committee. From 1999 to 2004, he was Managing Director of Nigeria LNG Limited and Vice President of Bonny Gas Transport Limited. While at Royal Dutch Shell plc, Mr. Jamieson also was in charge of the North West Shelf Project in Australia and served as a director on various Royal Dutch Shell plc companies. Since 2005, 2010 and 2012, Mr. Jamieson has served as a director, director and chairman of Woodside Petroleum Ltd, Velocys PLC and Seven Energy International, respectively. Mr. Jamieson holds a Ph.D. degree from Glasgow University and is a Fellow of both the Institute of Chemical Engineers and the Royal Academy of Engineering.

Robert Shaw has served as a director of the Partnership since April 2014 and is a member of the Audit Committee and the Conflicts Committee. Since 2008, Mr. Shaw has been an owner and a managing director of Mystras Ventures LLC, which makes dry bulk shipping industry-related investments. From 2001 to 2007, Mr. Shaw held various positions at Navios Maritime Holdings Inc., including board member, Executive Vice President, General Counsel and President. From 1985 to 2000, Mr. Shaw was a partner at Healy & Baillie LLP, a law firm specializing in shipping and international commercial law. Since 2013, Mr. Shaw has been a managing director of Sea Trade Holdings Inc. and its subsidiaries. Mr. Shaw also is the chairman of the board of the Carnegie Council for Ethics in International Affairs and a board member of the Society of Maritime Arbitrators, Inc. Mr. Shaw was admitted to the Law Society of England and Wales in 1980 and the New York bar in 1981 and holds a Bachelor of Arts in Jurisprudence from St John’s College, Oxford University.

David Spivak has served as a director of the Partnership since April 2014 and is a member of the Audit Committee and the Conflicts Committee. Mr. Spivak is currently the Managing Director of Brockstreet Consulting, a strategic business and financial consulting firm he founded in 2013. From 1995 to 2012, Mr. Spivak worked at Citigroup as a capital markets professional and investment banker. He held a variety of positions at Citigroup, including serving as Managing Director in the Investment Banking and Equity Capital Markets Divisions, as well as serving as the Canadian Head of Global Capital Structuring. From 2005 to 2009, Mr. Spivak was head of Citigroup’s shipping equity franchise in New York. Prior to joining Citigroup, Mr. Spivak worked at Coopers & Lybrand in the Financial Advisory Services Group. Mr. Spivak has a Master of Business Administration from the University of Chicago and a Bachelor of Commerce from the University of Manitoba. He also is a Certified Public Accountant (inactive) and member of the TSX Listings Advisory Committee.

Morten W. Høegh has served as a director of the Partnership since April 2014. Since 2006, Mr. Høegh has served as the Chairman of Höegh LNG, and since 2003, he has been a director of Höegh Autoliners Holdings AS (and its predecessors Leif Höegh & Co. ASA, Leif Höegh & Co. Ltd. and Höegh Autoliners Ltd.). Mr. Høegh is the Chairman of Höegh Eiendom AS, a director of Hector Rail AB and a director and member of the Executive Committee of Gard P&I (Bermuda) Ltd. He also serves as the Chairman of the UK committee of DNV GL. From

1998 to 2000, Mr. Høegh worked as an investment banker with Morgan Stanley. He has a Master in Business Administration from Harvard Business School and a Master of Science in Ocean Systems Management and a Bachelor of Science in Ocean Engineering from the Massachusetts Institute of Technology. He also is a graduate of the Military Russian Program at the Norwegian Defense Intelligence and Security School.

Required Vote: Approval of Proposals 1, 2, 3 and 4 each requires the affirmative vote of the plurality of the votes cast by holders of the outstanding Common Units present in person or represented by proxy at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF ALL SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

EFFECT OF ABSTENTIONS

Abstentions will not affect the vote on Proposals 1, 2, 3 and 4.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Partnership. Solicitation on behalf of the Board will be made primarily by mail, but holders of the Common Units may be solicited by telephone, e-mail, other electronic means or personal contact. Copies of materials for the Meeting will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners and will also be available on the Partnership’s website at www.hoeghlngpartners.com.

MATERIAL FOR MEETING

Copies of the materials for the Meeting are available on the Partnership’s website at www.hoeghlngpartners.com.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Meeting other than that stated in the Notice of Annual Meeting of Limited Partners. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

/s/ Richard Tyrrell
Richard Tyrrell
Chief Executive Officer and Chief Financial Officer

September 8, 2014